DIANA SHIPPING INC.

COMPUTERSHARE
ATTN: KERRI SHENKIN
480 WASHINGTON BOULEVARD
29TH FLOOR
JERSEY CITY, NJ 07310

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com** or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on May 27, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/DSX2025**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on May 27, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V74514-P33618 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DIANA SHIPPING INC.

The Board of Directors recommends you vote FOR the following:

1. To elect three Class II Directors to serve until the 2028 Annual Meeting of Shareholders.

Nominees:	**For**	**Against**	**Abstain**
1a. Kyriacos Riris	☐	☐	☐
1b. Eleftherios Papatrifon	☐	☐	☐
1c. Simon Frank Peter Morecroft	☐	☐	☐

	For	**Against**	**Abstain**
2. To approve the appointment of Deloitte Certified Public Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2025.	☐	☐	☐
3. To approve the amendment to the Company's Amended and Restated Articles of Incorporation authorizing the Board of Directors to effect one or more reverse stock splits of the Company's issued Common Shares, in the aggregate ratio of not more than 1-for-100, with the exact ratio to be determined by the Board of Directors in its discretion.	☐	☐	☐

4. To transact other such business as may properly come before the Meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V74515-P33618

DIANA SHIPPING INC.
Annual Meeting of Shareholders
May 28, 2025 8:00 AM Eastern Daylight Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) the Chairman of the Meeting as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of DIANA SHIPPING INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held as a virtual meeting via the Internet at www.virtualshareholdermeeting.com/DSX2025, at 8:00 AM, EDT on May 28, 2025, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side